FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

June 13

, 2008

Item 3: News Release:

A news release dated and issued on  June 13, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Recommences Processing of Bulk Samples with Enhanced Gravity Plant at Golden Summit

Item 5: Full Description of Material Change:

June 13, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to announce the resumption of its seasonal bulk sampling program at the Golden Summit project located outside Fairbanks, Alaska.  Commencement of this first full processing season follows the recent purchase and installation of additional processing equipment to enhance the crushing and grinding capabilities of the Company’s gravity-based gold recovery plant.  The decision to expand the plant was made upon the completion of comprehensive metallurgical testing over the winter which showed that significantly higher gold recoveries can be expected with smaller-sized material processed through the plant.  Recoveries ranging from 80 to 95% have been achieved on 17 bulk sample composite samples that have been reduced to a particle size in the laboratory that is reflective of the new crushing and grinding capabilities of the plant.  With composite head grades ranging from 1.9 g/t (0.055 oz/ton) to 44.6 g/t (1.3 oz/ton), the high gravity recoveries seen across all sample grades reconfirms the coarse nature of the gold seen in the previous test work and in the initial gravity concentration work.

The primary purposes of the bulk-sampling program at Golden Summit are to determine the continuity of gold mineralization found within numerous gold-bearing shear zones that were discovered and delineated through trenching and shallow RAB drilling over the past two years, and to generate cash flow from the on-site gravity concentration of the gold found in this material.  Following the receipt of permits in May 2007, Freegold commenced construction of a portable gravity-based gold concentration plant capable of processing up to 1,200 tons of mineralized material per day.  The plant was transported to Alaska last summer and following assembly, became operational in September 2007.  Following approximately 4 weeks of increasing through-put up to its design capacity, the processing operations were halted in October with the on-set of freezing temperatures.

As the Company was unable to source a secondary crushing plant last year, the primary crushing circuit was modified to operate in a closed loop to try and achieve the required minimum crush size.  Unfortunately, this configuration did not consistently generate the required feed size which in turn negatively impacted the gold recovery and processing rates.  Gold recovered in concentrates during the initial processing period were utilized for subsequent test work to optimize re-grind and final concentration methods.  Although initial recovery was below expectations given the insufficient crushing capability, the majority of the gold remains contained within the coarse tailings that were separated and stockpiled adjacent to the plant, and which will be the first material to be processed this season with the newly modified plant.  Further details on the bulk sampling program, including an overview of the location, volume and grades of materials sampled to date, and an overview on the sampling locations and volumes estimated for 2008 will be provided in the Company’s next release.

2008 Metallurgical Testing

During the winter season, Freegold conducted an expanded and systematic program to supplement the preliminary gravity recovery test-work undertaken by McClelland Laboratories and the Knelson Research and Technology Centre in 2007.  Freegold’s program involved testing composite samples from each of the different mineralized rock types collected in prior bulk sampling to determine how gravity-based gold recoveries vary by particle feed size.  Composites ranging from 20 to 50 kilograms were generated from both bulk sample stockpiles as well as from bulk sample working faces in the various bulk sample test areas.  The samples were crushed to minus ¼”, and then split for head analyses sieve analyses and metallurgical testing.  A total of 17 composite samples were generated, with head grades ranging from 0.055 oz/ton (1.9 g/t) to 1.3 oz/ton (44.6 g/t) and averaging 0.27 oz/ton (9.1 g/t).  The crushed material was subsequently ground to various size fractions using a laboratory scale ball mill, and the ground products were then run through a 4 inch Knelson concentrator.  The calculated head grades and gold recoveries from these samples were determined in order to plot the gold recovery versus particle size for each of the samples.  This test work has re-confirmed the coarse particle size of the gold being sampled at Golden Summit, with recoveries ranging from 80 to 95 percent using relatively coarse grinding (65 to 80 mesh).  Additional cleaner gravity concentration tests were also completed, indicating that a number of the rock types will be capable of producing a direct smelt concentrate by sending the rougher concentrates through the regrind circuit and the 12-inch Knelson concentrator.

Equipment Purchases and Plant Modifications

Given the higher recoveries indicated by the smaller sized feed material, Freegold has purchased and installed additional crushing and grinding equipment over the past few months.  Freegold’s first purchase was a used 500 ton/day mill from a site located 15 miles from the Golden Summit project.  Several pieces of equipment from this mill, including 4’ X 4’ and  4’ X 8’ ball mills, a 2’ X 3’ regrind mill, plus miscellaneous hydrocyclones, slurry pumps, motors, conveyors and tanks, have already been dismantled and moved from the plant site and reinstalled into Freegold’s current gravity circuit.  In addition, the purchase included a complete flotation plant (including conventional rougher, scavenger and cleaner flotation cells, a 15’ thickener, a disk filter, several agitation tanks, and a complete motor control center).  Although this additional equipment is not needed for the Golden Summit circuit, Freegold will continue to store these valuable assets.

In order to enhance its crushing capabilities, Freegold also purchased a 2007 Nordberg portable closed circuit cone crushing plant with an integral 6’X20’ triple deck screen and conveying system for incorporation into the crushing circuit as the secondary crusher.  The crushed and screened product from the crushing circuit (primary impact crusher and secondary cone crusher) will be discharged to a radial stacker and subsequently be fed to the processing plant where it will pass through the primary 4’ X 4’ mill where it will be slurried and given a rough grind.  The material passing 65 mesh (210 microns) will be sent to the Knelson concentrators with the oversize being sent to the secondary 4’ x 8’ mill for additional closed circuit grinding that is expected to reduce the material to a size of 80% passing 65 mesh.  The ground feed will then be pumped through a series of rougher and scavenger Knelson concentrators for final gravity concentration.

Data from the ongoing test-work and the initial processing are being used to develop MetSim models for each mineralized rock type which will be used to determine optimal plant configurations.  Because the ball mills and Knelson concentrators are skid mounted and modular, it is possible to change the plant arrangement in only a few hours to optimize plant configuration for various rock types.  Freegold has also purchased and installed three portable diesel-fuelled generators that are capable of generating up to 1.4 MW to provide electrical power to the processing plant.

Loan Closing

Freegold is also pleased to report that it has successfully closed its US $1,791,000 convertible loan facility that was reported on May 20, 2008.  This loan is collateralized against the bulk sampling process equipment and the privately held land adjacent to the Golden Summit property upon which the equipment sits, carries an interest rate of 4%, and is convertible at the option of the lenders into Freegold common shares at a conversion price of US $1.23/share.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of June 2008.